

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 4, 2014

Via E-mail
Robert B. Tinker
President and Chief Executive Officer
Mobile Iron, Inc.
415 East Middlefield Road, Suite 100
Mountain View, CA 94043

      Re: Mobile Iron, Inc.
              Draft Registration Statement on Form S-1
              Submitted March 10, 2014
              CIK No. 1470099

Dear Mr. Tinker:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note numerous blank spaces throughout the prospectus. Please be advised that you should include the price, use of proceeds, dilution, capitalization, underwriting, and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

2. Please file all exhibits, including your legal opinion, as soon as practicable. We must review these documents before the registration statement is declared effective, and we may have additional comments.

3. As soon as practicable, please furnish a statement as to whether or not the amount of compensation to be allowed or paid to the underwriters has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter informing you that FINRA has no objections.

4. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

5. Please provide us with copies of your artwork prior to circulating preliminary prospectuses. Since we may have comments that could result in material revisions to your artwork, we suggest that you provide us with enough time to finish commenting on your artwork prior to circulating preliminary prospectuses.

Prospectus Summary, page 1

6. Please revise here and under Management's Discussion and Analysis for Key Metrics and Consolidated Results of Operations, to provide more detailed information about your revenue recognition activity, including, but not limited to, differentiating revenue and percentages attributable to new customer sales and additional sales to existing customers.

Requirements of a Mobile IT Platform, page 3

7. We note disclosure from page 41 relating to market and industry data. However, please provide quantitative or qualitative support to explain the purported increase of user preference for mobile IT solutions.

Our Solution—The MobileIron Platform, page 4

8. We note your "selective wipe technology." Please revise here and in Business to clarify whether any of your enterprise mobility management products and services allow for customers (i.e., employers) to access personal and/or non-enterprise information data. We note disclosure from page 25 regarding required consents from employees and page 86 indicating that your "solution controls the enterprise persona without monitoring or modifying personal data."

9. Please revise here and in Business to provide more detailed information about your "selective wipe technology." Notwithstanding apparent industry improvements in this space, please explain areas for continued growth, technical challenges, competitive

concerns and any significant reaction against mobile device management (MDM) and mobile application management (MAM). We note your risk factor on page 25.

10. We note disclosure regarding your mobile IT capabilities and services from pages 82-84. Please revise to incorporate MDM and MAM in your discussion. In addition, please tell us in greater detail the advantages and challenges, particularly with respect to privacy differences, between MDM and MAM products and services.

Our Growth Strategy, page 7

11. Please explain the types of enterprise mobility management products and services that you typically present and provide to customers as additional solutions.

Management's Discussion and Analysis..., page 52

Overview, page 52

12. Please expand your discussion to detail the steps management is taking to make the company profitable in the long term. Discuss whether management anticipates lowering expenses or relying upon continuing revenue growth to achieve profitability.

13. For clarity, please supplement your disclosure of revenue and growth projections in terms of your three mobile IT components: Core, Client and Sentry.

Revenue, page 56

14. You disclose that, effective January 1, 2013, you now recognize perpetual license revenue upon delivery, instead of ratably over the contractual terms. Please expand your disclosure to describe why you were unable to determine VSOE in prior years and what factors changed in 2013.

Consolidated Results of Operations, page 58

15. We note you derive a significant portion, approximately 44% of your total revenues, from international customers. Please revise to disclose in greater detail your international market and explain ongoing market trends that may affect enterprise mobility management products and services.

Comparison of 2012 and 2013, page 59

16. We note your disclosure of increased expenses related to expansion in foreign markets. Please also discuss the nature of the increase in revenue from foreign markets and highlight regions or countries which contribute materially to the revenue changes, if any.

Critical Accounting Policies and Estimates, page 67

Revenue Recognition, page 67

17. Please expand your disclosure to clearly note whether the significant deliverables in your multiple-element arrangements qualify as separate units of accounting, or if not, the reasons why they do not qualify as separate units of accounting. Also disclose any refund or termination provisions if material. Refer to ASC 605-25-50-2

18. We note you identified AT&T as reseller which provided 20% of your total revenue in 2013. Please disclose your revenue recognition policies for sales to your resellers and other channel partners.

Common stock valuations, page 70

19. Please include a statement addressing the extent to which the estimates of the fair value of common stock are considered complex and highly subjective. We may have additional comments when the anticipated offering price is included in the document.

20. We note the disclosure in the Capitalization section at page 44 of stock options and shares of restricted stock granted after December 31, 2013. Please disclose this information and the total compensation expense attributed to these grants in a subsequent events note to the financial statements.   Also disclose in MD&A the anticipated impact on result of operations of this apparent known trend in share-based compensation.

Business, page 73

Industry Background, page 74

21. We note your disclosure from page 24 regarding an evolving regulatory framework for privacy issues. Please briefly note the regulatory landscape and significant laws and regulations in effect in your major domestic and international markets.

Our Competitive Strengths, page 80

22. Please provide support for your belief that your "mobile IT platform is becoming the underlying platform for adoption of mobile apps within [your] enterprise customers."

Our Growth Strategy, page 81

23. We note your reliance on new customer acquisition, and particularly an upselling strategy. Please briefly expand your discussion to highlight technology or specific factors you intend to feature to attract a greater market share in this highly competitive and increasingly consolidated space.

Expand within our Existing Customers, page 82

24. Please expand your disclosure to discuss in greater detail the amount and type of additional licenses sold. In addition, for greater context, disclose the amount of repeat customers from 2010 to December 31, 2013, referenced in support of your assertion regarding growth.

Management, page 94

25. Please revise to clarify Mr. Aaref Hilaly's principal occupations and employment during the past five years.

Notes to Consolidated Financial Statements, page F-7

The Company and its Significant Accounting Policies, page F-7

Inventory, page F-10

26. Please expand your disclosure to describe generally what types of appliances you sell to customers and disclose any supplier dependencies, if significant.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794, or Terry French, Accountant Branch Chief, at (202) 551-3828, if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
Laurel Finch
Vice President and General Counsel
Mobile Iron, Inc.

Eric Jensen
Cooley LLP

Mark Medearis
Cooley LLP